August 31, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Blaise Rhodes
Linda Cvrkel

Re:	TTEC Holdings, Inc.
Form 10-K for the Year Ended December 31, 2020
Filed March 1, 2021
Form 8-K filed August 4, 2021
File No. 001-11919

Ladies and Gentlemen:

This letter sets forth the response of TTEC Holdings, Inc. (“TTEC” or the “Company”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 18, 2021, with respect to the above-referenced filings.

Set forth below in bold are the Staff’s comments, followed immediately in each case by the Company’s response. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the comment letter.

Form 10-K for the Year Ended December 31, 2020

TTEC Holdings, Inc. and Subsidiaries Consolidated Financial Statements

Notes to the Consolidated Financial Statements

(2) Acquisitions, page F-17

1.	Your disclosure in Note 2 indicates that you recognized redeemable non-controlling interests at fair value using Level 3 inputs in connection with the acquisitions of Serendebyte and First Call Resolution, LLC during 2020 and 2019. We also note that these non-controlling interests are potentially redeemable between January 31, 2023 and December 31, 2023 at a multiple of each acquired entity’s trailing twelve month EBITDA. Given this factor, please revise to explain how you plan to account for potential changes in the redemption value of these redeemable non-controlling interests in your financial statements. Refer to the guidance in paragraph 15 of ASC 480-10-S99-3A.

Response: In response to the Staff’s comment and in accordance with paragraph 15 of ASC 480-10-S99-3A, for each of the acquisitions in which the Company currently holds a redeemable noncontrolling interest we have determined that although the equity instrument is not currently redeemable, it is probable that each will become redeemable solely due to the passage of time (options available beginning in early 2021). Based on this conclusion, the Company has chosen the second policy option outlined in ASC 480-10-S99-3A-15(b) and will recognize any required change to the redemption value immediately as it occurs. At the end of each reporting period, the Company calculates the current redemption value based on the applicable acquisition agreement and compares this to the current adjusted carrying value of the noncontrolling interest (which has been adjusted to reflect the appropriate portion of earnings and any distributions that occurred in accordance with ASC 810). An adjustment, if necessary, is recorded to either increase or decrease mezzanine equity (with a corresponding adjustment to retained earnings) to ensure the noncontrolling interest reflects the correct balance. The adjusted noncontrolling interest will not be reduced to any value lower than the carrying value determined in accordance with ASC 810. For each reporting period from acquisition through June 30, 2021, for each of these acquisitions the Company has determined that in accordance with this policy no adjustments to the noncontrolling interest have been necessary.

United States Securities and Exchange Commission

August 31, 2021

Starting with the financial statements included in the Company’s Form 10-Q for the quarter ended September 30, 2021, the Company will include additional disclosure in the financial statement footnotes relating to acquisitions to clarify the accounting policies we have elected and any subsequent changes to the redeemable noncontrolling interest balances.

Example of enhanced disclosure:

As of the closing of the Serendebyte Transaction, Serendebyte’s founder and certain members of its management continued to hold the remaining 30% interest in Serendebyte, Inc. (“Remaining Interest”). Between January 31, 2023 and December 31, 2023, Serendebyte’s founder and the management team shall have an option to sell to TTEC Digital, LLC and TTEC Digital, LLC shall have an option to purchase the Remaining Interest at a purchase price equal to a multiple of Serendebyte’s adjusted trailing twelve month EBITDA for this particular acquisition. The noncontrolling interest was recorded at fair value on the date of acquisition. The fair value was based on significant inputs not observable in the market (Level 3 inputs) including forecasted earnings, discount rate of 35%, working capital requirements and applicable tax rates. The noncontrolling interest was valued at $3.8 million at the acquisition date and is shown as Redeemable noncontrolling interest in the accompanying Consolidated Balance Sheets. The Company recognizes changes in the redemption value of the Redeemable noncontrolling interest immediately as they occur but does not reduce the carrying value below the carrying value determined in accordance with ASC 810 (that amount being determined based on the allocation of income or loss to the noncontrolling interest as adjusted for distributions). At each subsequent reporting date, the current redeemable value is calculated and, if necessary, an adjustment is recorded to increase or decrease the noncontrolling interest account to reflect the appropriate balance, with the corresponding adjustment to retained earnings. As of September 30, 2021, no adjustments have been recorded related to changes in the estimated redemption value.

United States Securities and Exchange Commission

August 31, 2021

Report on Form 8-K filed August 4, 2021

Exhibit 99.1

Business Outlook, page 3

2.	In your press release furnished as Exhibit 99.1 to your report on Form 8-K, you provide 2021 Non-GAAP outlook information including Non-GAAP Operating Income margins, Non-GAAP Adjusted EBITDA margins and Non-GAAP earnings per share amounts without providing equally prominent disclosure of the related GAAP measures or a reconciliation of the Non-GAAP measures to the most comparable GAAP measures. Please revise your press releases to include disclosure of the most comparable GAAP measures on a 2021 outlook basis along with reconciliations of the Non-GAAP measures to the most comparable GAAP measures. Refer to the guidance in Regulation G and Question 102.10 of the Compliance and Disclosure Interpretations Regarding Non-GAAP Measures.

Response: In response to the Staff’s comment, in future press releases furnished on Form 8-K that include Non-GAAP outlook information, the Company will present a reconciliation, which will be quantitative to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measures disclosed and the most directly comparable financial measures calculated and presented in accordance with GAAP. To the extent a reconciliation cannot be provided or the most directly comparable GAAP measure is not accessible without unreasonable effort, the Company will disclose this fact and provide reconciling information that is available without unreasonable effort and will identify any information that is unavailable and disclose its probable significance in a location of equal or greater prominence.

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If you have any additional questions or wish to discuss, please contact the undersigned at 949-375-0704.

Sincerely,

/s/ Regina M. Paolillo

Regina M. Paolillo

Executive Vice President, Chief Administrative and Financial Officer

TTEC Holdings, Inc.

cc:	Margaret B. McLean, General Counsel and Chief Risk Officer/TTEC
Dustin Semach, SVP Global CFO/TTEC .
David R. Crandall/Hogan Lovells

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